GK/AK/ 288 /2004

RECEIVED
SEC MAIL PROCESSING SECTION
MAY 19 2004
WASH. D.C. 181

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04030127

Polski Koncern Naftowy

Płock, 2 April 2004

SUPPL

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from No 1/2004 to 15/2004 plus 4Q2003 figures under PAS (unconsolidated and consolidated) and IFRS and FY2003 under PAS (unconsolidated).

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

Yours sincerely,

Aneta Kiełbasa
Investor Relations Department

dw 5/14

PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.:Wholesale Contracts
Released	17:54 2 Jan 2004
Number	8075T

Current Report no 1/2004 dated 2nd January 2004

PKN ORLEN S.A. announces Wholesale Contracts

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on December 31, 2003 wholesale agreements were concluded for the sale of gasoline and diesel oil over the coming year.

1. BP Polska Spolka z o.o. to purchase gasoline and diesel oil with an estimated value of PLN 3,342,000,000.00 for delivery during 2004;

2. SHELL Polska Spolka z o.o. to purchase gasoline and diesel oil with an estimate value of PLN 1,920,000,000.00 for delivery during 2004.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: ORLEN Powiernik
Released	15:49 5 Jan 2004
Number	8488T

Current report 2/2004 dated 5 January 2004

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) discloses that ORLEN POWIERNIK Sp. z o.o (ORLEN Powiernik), which is 100% owned by PKN ORLEN, on 1 January 2004 purchased from Citibank Handlowy 1,287 bonds issued by PKN ORLEN with a par value PLN 10,000, as part of its investment portfolio. The price paid by ORLEN Powiernik for a one bond was PLN 9,874.97.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Memorandum of Understanding
Released	15:34 8 Jan 2004
Number	0188U

Current report 3/2004 dated 8 January 2004

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company ("ORLEN") announces that on January 7, 2004 ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered office in Rotterdam, the Netherlands ("ConocoPhillips") signed Memorandum of Understanding whereby they agreed the intention of their co-operation in the privatisation process of Unipetrol a.s., a company operating in the Czech oil sector ("Unipetrol").

The Memorandum of Understanding sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of Unipetrol Group and the potential terms of the acquisition by the parties of some assets of Unipetrol Group, in the event of the PKN successful participation in the Unipetrol privatization.

The Memorandum of Understanding represents an early stage in the discussions between ConocoPhillips and ORLEN and does not constitute a legally binding obligation of any party to enter into any future agreement.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re Agreement
Released	16:51 9 Jan 2004
Number	0816U

Conclusion of the agreement regarding construction and co-financing of infrastructure facilities, and the advisory services agreement with Basell Orlen Polyolefins Sp. z o.o.

Current report no. 4/2004 dated 9 January 2004

Polski Koncern Naftowy ORLEN S.A. Central Europe's largest downstream oil company ("**PKN ORLEN**") hereby announces that on January 9, 2004 (i) the Management Board has been informed that on January 6, 2004, Basell Orlen Polyolefins Sp. z o.o. with its registered office in P³ock ("**JV Company**"), a joint-venture company of PKN ORLEN and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („**BEH**") executed an advisory services agreement ("**Advisory Services Agreement**") between PKN ORLEN, the JV Company and BEH; and (ii) Polski Koncern Naftowy ORLEN S.A. entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („**OSBL Agreement**").

The value of the aforementioned agreements exceeds EUR 500,000, and the JV Company is an affiliate of the issuer, as defined in the Ordinance of the Council of Ministers, of October 16, 2001, regarding the current and periodic information to be disclosed by issuers of securities (the "**Ordinance**") as PKN ORLEN holds 50% of the shares in the share capital of the JV Company, carrying 50% of the total number of votes at the Shareholders Meeting of the JV Company. Therefore, the information regarding the execution of such agreements should be reported in the form of a current report pursuant to § 5 Section 1 Item 8 of the Ordinance.

1. Advisory Services Agreement

Pursuant to the Advisory Services Agreement PKN ORLEN and BEH agreed to procure legal services and other services to the JV Company in consideration for a remuneration equal to the costs incurred by PKN ORLEN and BEH, evidenced by the invoices raised by the entities providing such services, increased by a margin of 5% for PKN ORLEN and BEH.

2. OSBL Agreement

Pursuant to the OSBL Agreement PKN ORLEN agreed to procure a design and construction of infrastructure facilities ("**Facilities**") in order to (i) allow PKN ORLEN to perform the liabilities under the agreements concluded with the JV Company on February 28, 2003 with respect to supplies of ethylene, supplies of propylene, supplies of services, utilities, media and facilities (as reported by the issuer in its Current Report No. 12/2003) and, consequently, in order to (ii) facilitate the commissioning and commercial operation of the polyethylene and polypropylene facilities to be constructed by the JV Company, which requires the provision of continuous supply of such materials and utilities.

The Facilities will be erected on land of PKN ORLEN, connected to the existing infrastructure of PKN ORLEN and will constitute the property of PKN ORLEN.

According to the OSBL Agreement, the JV Company shall reimburse PKN ORLEN for any expenses incurred by it in relation to the preparation of the design documents for the Facilities, their construction and commissioning, the total amount of such reimbursement being the equivalent of EUR 12,600,000.

In relation to the OSBL Agreement, on January 9, 2004 PKN ORLEN, the JV Company and Kredyt Bank S.A. acting as the Security Agent in connection with the funding provided to the JV Company by a syndicate of banks arranged by the Bank of Tokyo Mitsubishi, KBC, Societe Generale and Europejski Bank Odbudowy i Rozwoju, as reported by the issuer in its Current Report No. 97/2003, entered into a Direct Agreement. The aforementioned Direct Agreement imposes certain restrictions upon the ability of PKN ORLEN and the JV Company to discharge or suspend certain obligations under the OSBL Agreement.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
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82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Unipetrol
Released	15:42 12 Jan 2004
Number	1268U

Current Report no. 5/2004 dated 12 January 2004

Polski Koncern Naftowy ORLEN S.A. Central Europe's largest downstream oil company ("PKN ORLEN") informs that on January 12, 2004 PKN ORLEN submitted, in response to the announcement of the National Property Fund of the Czech Republic dated November 3, 2003, published November 6, 2003, an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Èeská konsolidaèní agentura ("ÈKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently being held by ÈKA (collectively the "ÈKA Assets").

PKN ORLEN proposed the indicative price in the Offer based on the review of the limited information and data received at this stage. PKN ORLEN expects that in the next phase of the above-mentioned project, it will have the opportunity to carry out legal, financial, environmental and technical due diligence which would allow it to properly assess the value of UNIPETROL and other rights and obligations related to privatization process. The price in the final offer for the acquisition of UNIPETROL shares and ÈKA Assets may be, therefore, appropriately adjusted.

The Offer represents an early stage in the discussions and is a non-binding document confirming PKN ORLEN's interest in the privatization process of UNIPETROL.

The Offer is part of PKN ORLEN's strategy to be on the forefront of consolidation process in Central European downstream.

The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: (i) to expand its geographic presence, (ii) enter the attractive Czech market and (iii) strengthen its position in Southern Poland. PKN ORLEN views itself as a long-term and strategic investor and regional consolidator in the key refining and retail distribution assets of UNIPETROL, while it has also signed a cooperation agreement with AGROFERT HOLDING, a.s. which contemplates divestiture of the UNIPETROL assets not view as core to PKN ORLEN's business.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Orlen Deutschland
Released	16:35 28 Jan 2004
Number	7504U

Current Report 6/2004 dated 28 January 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 27 January 2004 it issued parent company guarantee to Shell Deutschland Oil GmbH - to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN's fuel subsidiary in Germany).
The EUR 40m liabilities come out of ORLEN Deutschland's fuel trading operations. The guarantee is valid till 31 January 2005.

PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Results estimations4Q03
Released	08:18 11 Feb 2004
Number	2582V

Current report no 7/2004 dated 11 February 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it expects to generate over PLN 1,300 m of operating profit* and PLN 1,050 m of net profit* in the year to 31 December 2003. This represents almost 150% year-on-year increase and is the highest result in PKN ORLEN's history.

This significant improvement was achieved following the implementation of further steps of PKN ORLEN's corporate strategy:

- cost cutting programme
- improvement of fuel station service
- margin optimization
- Value Based Management programme

The positive Oil and Gas environment and the successful implementation of further stages of restructuring of the Capital Group also contributed to the results.

The Company estimates that net profit* calculated on a LIFO basis was PLN 1,010 m*, an increase of over 370% year-on-year.

Full results for 2003 will be published on 26 February, 2004.

* estimations according to IFRS, after 4 quarters of 2003, data are not audited.

Zbigniew Wrobel, President & CEO

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: A guarantee
Released	18:01 12 Feb 2004
Number	3639V

Current Report 8/2004 dated 12 February 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 10 February 2004 it issued parent company guarantee to Shell Deutschland Oil GmbH - to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN's fuel subsidiary in Germany).
The EUR 20m liabilities come out of ORLEN Deutschland's fuel trading operations. The guarantee is valid till 31 January 2005.

PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: A guarantee
Released	15:37 20 Feb 2004
Number	6718V

Current Report 9/2004 dated 20 February 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 19 February 2004 it issued parent company guarantees to HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft - to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN's fuel subsidiary in Germany).
The EUR 20m and USD 40m liabilities come out of ORLEN Deutschland's fuel trading operations.

PKN ORLEN has also issued guarantee letters to Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG to secure the liabilities of ORLEN Deutschland GmbH. The EUR 15m liabilities come out of ORLEN Deutschland's fuel trading operations.

The parent company guarantees and the guarantee letters are valid until 31 January 2005 and replace any existing guarantees. *(See current report 60/2003 dated 30 July 2003)*
ORLEN Deutschland GmbH is a 100% subsidiary of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: LIFO Q403
Released	07:00 26 Feb 2004
Number	8483V

Current Report 11/2004 dated 26 February 2004

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 4Q 2003 and after 4Q 2003.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	4Q 2003	**After 4Q 2003**	**4Q 2002**	**After 4Q 2002**
PKN ORLEN's unconsolidated gross profit under PAS	204	1,159	294	314
PKN ORLEN's unconsolidated net profit under PAS	253	955	162	176
Consolidated gross profit under PAS	237	1,275	289	455
Consolidated net profit under PAS	261	1,041	158	266
Consolidated gross profit under IFRS	214	1,250	271	418
Consolidated net profit under IFRS	271	1,013	119	215

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 29/2002 dated 21st May 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Supervisory Board
Released	15:38 2 Mar 2004
Number	0438W

Current report No 12/2004 dated 2nd March 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that following the resignation of Mr Jacek Bartkiewicz from his position as a member of the Supervisory Board of PKN ORLEN, on 1st March 2004 the Polish State Treasury appointed Mr Grzegorz Mroczkowski to replace him. The decision was taken under the provisions of the Articles of Association of PKN ORLEN (§ 8, item 1).

Mr Grzegorz Mroczkowski, age 43, graduated from the Warsaw University of Science and Technology, Faculty of Mechanics and Technology. He has also completed a post-graduate degree in Management from the Warsaw University, Faculty of Management and Organisation.

Other posts he has held include:

- Chief service constructor in SCANVAEGT-INTERTEXT in Warsaw (1993-1994)
- Deputy Director of PP POLEXPO in Warsaw (1994-1995)
- Deputy Director of OFFICE BUSINESS SERVICE in Warsaw (1995)
- Project Manager of the Polish-German Co-operation Fund (1992-1996)
- Deputy Director at the Ministry of Privatisation (1995-1997)
- Deputy Director in the Department of Corporate Supervision at the Ministry of State Treasury (1997)
- Director of the Finance Department at the Ministry of State Treasury (1997-2001)

On 8 February 2002, Mr Grzegorz Mroczowski was appointed to the Supervisory Board of PKN ORLEN and between the 7 March 2002 until the 25 March 2003 he was the secretary of the Supervisory Board of PKN ORLEN.

Since 2001, Mr Grzegorz Mroczkowski has been the Director of Restructuring and Welfare at the Ministry of State Treasury.

Mr Grzegorz Mroczkowski is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

__About PKN ORLEN SA__

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's

largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Amends_EGMs-Replace
Released	08:33 10 Mar 2004
Number	3486W

Current report 14/2004 dated 10 March 2004

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN), Central Europe's largest downstream oil company hereby amends the announcement released on 9th March 2004 and submitted under RNS 3259W. The amendment regards replacement of the sentence, as below:
"According to the points III, IV, VI, VIII, IX, X, XI, XII the Management Board proposes to pas resolutions under the condition, that the Company will prepare internal procedures in respect (the sale or purchase of self-operating parts of the Company and the procedures will be approve by the Supervisory Board of PKN ORLEN."

with a new sentence, as below:
"According to the points VIII, IX, X, XI, XII the Management Board proposes to pass resolutior under the condition, that the Company will prepare internal procedures in respect of the sale (purchase of self-operating parts of the Company and the procedures will be approved by th Supervisory Board of PKN ORLEN."

Therefore, the full and correct wording of the amended current report 13/2004 dated 9th March 2004 is as below:

Agenda for the Extraordinary General Meeting of Shareholders of PKN ORLEN SA.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 8 April 2004. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:
Centrum Edukacji Grupa ORLEN
ul. Kobylinskiego 25
Hall B

Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the meeting;
3. Affirmation of the legality of the meeting;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Resolution concerning approval for disposal (sale or lease) of self-operating parts of the Company;
7. Resolution concerning changes to the Rules for the use of the Privatisation Fund of PKN

ORLEN
8. Resolution in respect of changes to the Company's Articles of Association;
9. Resolution in respect of changes in the Supervisory Board of PKN ORLEN;
10. Closure of the Meeting.

Pursuant to the art. 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes proposed amendments to the Company's Articles of Association:

I. § 2 item 2 as below:

"The Company's scope of business is:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;
3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;
4. conducting transportation activity with road, rail, sea and pipeline transport;
5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;
6. providing services connected with the Company's business activities, in particular:
   a) sea and land reloading;
   b) fuel and gas purification, including leading, dyeing, adding of components;
7. buy-out, turnover and processing of used oil and other chemical waste;
8. generation, transmission and turnover of electric and heating power;
9. overhaul of machinery within the scope of its business , in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
10. metal production and plastic processing;
11. running of fuel stations, coffee-shops, restaurants and hotels;
12. conducting capital investment activity, in particular buying and trading of shares and stakes both on domestic and foreign markets;
13. running educational activity, conducting vocational schools as well as social activities;
14. Conducting book-keeping and accounting activities as well as activities connected with data building and data processing."

<u>to be extended with the points as follows:</u>

15. financial agency services including receipt of money orders and transference of liabilities to cheque drawers;
16. providing services in respect of the clearance of electronic fuel cards
17. conducting geodesy and cartography activities
18. production and exploration of crude oil
19. production and exploration of natural gas
20. production of metal prefabricated buildings excluding service activities
21. production of metal construction excluding service activities
22. services in respect of maintaining metal constructions

23. performance of general civil work (building construction)
24. performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines
25. performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines
26. performance of general civil work in the area of mining and production"

II. § 3 item 1 as below:

"The Company's initial capital accounts for PLN 525,221,421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420,177,137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a) 336,000,000 (three hundred and thirty six million) bearer series A shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;

c) 77, 205,641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641."

<u>To be replaced with the following:</u>

„The Company's initial capital accounts for PLN 534,636,326.25 (five hundred and thirty four million six hundred and thirty six thousand three hundred and twenty six point two five PLN) and is divided into 427,709,061 (four hundred and twenty seven million seven hundred and nine thousand sixty one) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a) 336,000,000 (three hundred and thirty six million) series A bearer shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) series B bearer shares, numbered from B 0000001 to B-6971496;

c) 77,205,641 (seventy seven million two hundred and five thousand six hundred and forty one) series C bearer shares, numbered from C-00000001 to C-77205641.
d) 7.531.924 (seven million five hundred and thirty one thousand nine hundred twenty four) series D bearer shares, numbered from D-0000001 to D-7531924."

III. § 7 item 7 point 8 as below:

"Granting consent for the sale of property / real estate, whose net book value exceeds one twentieth of the initial capital."

<u>To be replaced with the following:</u>

"Granting consent for the sale of property / real estate, perpetual usufruct or share of such

property / real estate, whose net book value exceeds one twentieth of the Company's initial capital."

IV. In §7 item 7a to be added as below:

"Purchase of property, perpetual usufruct or a share in a property, regardless of its value, or disposal of property, perpetual usufruct or a share in a property, whose net book value does not exceed one twentieth of the Company's initial capital, does not require a resolution of the General Meeting of Shareholders."

V. § 7 item 11 as below:

"The voting rights of the Company's shareholders is restricted in the way that at the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

To be replaced with the following:

"The voting rights of the Company's shareholders are restricted in that at the General Meeting of Shareholders no one can exercise more than 20% of the total votes in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting rights restriction does not concern Nafta Polska S.A., the State Treasury and depositary bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares)."

VI. § 8 item 3 as below:

"Members of the Supervisory Board are appointed for three years. Individual members of the Supervisory Board as well as the whole Supervisory Board can be recalled on any day before the expiry of their term of office."

To be replaced with the following:

1. *"Members of the Supervisory Board are appointed for a common three-year term of office"*
2. *Individual members of the Supervisory Board, and the whole Supervisory Board, can be removed at any time prior to the end of term of office.*

VII. § 8 item 7 as below:

Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 item 6 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session.

To be replaced with the following:

"1. Sessions of the Supervisory Board are convened by the Chairman. In case of his absence, or the impossibility of the acting Chairman convening the Supervisory Board, responsibility will then be assumed by the Vice Chairman. Thereafter, the Secretary will assume responsibility on his own initiative or by following an authorized motion by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session.

2. In lieu of the Sessions of the Supervisory Board not being convened by the Chairman, or under circumstances described in item 1. The Vice Chairman or the Secretary respectively shall within two weeks from the day of receipt of the motion as in § 8 item 6 of these Articles of Association, call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

VIII. § 8 item 11 point 13 as below:

Giving assent, following the Management Board's motions, to sell property or a share of a property, whose net book value does not exceed one twentieth of the initial capital"

To be replaced with the following:

"Granting consent, following the Management Board's motions, to sell property, perpetual usufruct or a share of a property, whose net book value exceeds one hundredth of the Company's initial capital but does not exceed one twentieth of the Company's initial capital."

IX. § 8 item 11 point 14 as below:

Giving assent, following the Management Board's motions, to purchase property or a share of a property, on condition that, if the value according to the net purchase price of such property or share of a property exceed one fortieth of the initial capital"

To be replaced with the following:

"Granting consent, following the Management Board's motions, to purchase property, perpetual usufruct or a share of a property, on condition that, if the value according to the net purchase price of such property, perpetual usufruct or share of a property exceeds one fortieth of the initial capital."

X. § 9 item 7 point 2 as below:

"The sale of property / real estate or share in a property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale can be executed subject to approval of the Supervisory Board."

To be replaced with the following:

"The sale of property / real estate, perpetual usufruct or share in a property / real estate, whose net book value does not exceed one twentieth of the Company's initial capital on condition that if the net book value of such property / real estate perpetual usufruct or share in a property / real estate does not exceed one twentieth of the initial capital, but exceeds one hundredth of the initial capital of PKN ORLEN, the sale requires approval of the Supervisory Board."

XI. § 9 item 7 point 3 as below:

"The purchase of property / real estate or share of a property / real estate, whose value according to the net purchase price does not exceed one fortieth of the initial capital."

To be replaced with the following:

The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

XII. § 9 item 7 point 4 as below to be deleted:

"The purchase of property / real estate or share in a property / real estate, whose net book value according to the net purchase price exceeds one fortieth of the initial capital. The purchase can be executed subject to approval of the Supervisory Board."

XIII. § 9 item 5 as below:

"The Management Board passes organisational by-laws of the Company's undertaking."

to be replaced with the following:

"1. The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.
2. Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive.
3. The Management Board passes organisational by-laws of the Company's undertaking."

According to the points VIII, IX, X, XI, XII the Management Board proposes to pass resolutior under the condition, that the Company will prepare internal procedures in respect of the sale (purchase of self-operating parts of the Company and the procedures will be approved by th Supervisory Board of PKN ORLEN.

The Management Board of Polski Koncern Naftowy ORLEN S.A. announces that under art. 406 3 of the Commercial Code and according to the art. 11 of the Law on Public Trading of Securitie dated 21 August 1997 (Official Journal of Bills No 118, item 754 with the later amendments), th

participation in the Extraordinary General Meeting of Shareholders is permitted on condition tha the certificates mentioned below will be submitted at least seven days prior to the Extraordinai General Meeting of Shareholders, i.e. not later that on 31 March 2004 in the Company Headquarters in Plock, Chemikow St. 7, at the Legal Office - room 203 between 7:30 a.m. and p.m.
Participation in the Extraordinary General Meeting of Shareholders is permitted under certificates issued by a brokerage house or a bank running the securities account stating the number of shares owned and confirming these shares will have been deposited on the account by the end of the Extraordinary General Meeting of Shareholders.
A week before the Extraordinary General Meeting of Shareholders, the materials concerning cases and matters listed in the Agenda and materials concerning the Extraordinary General Meeting of Shareholders to the extend required by the Law will be made available to the Shareholders at the reception of the Company's Headquarters in Plock, Chemików St. 7. between 8 a.m. and 3 p.m
The shareholders list registered for the Extraordinary General Meeting of Shareholders will be available for 3 business days prior to the Extraordinary General Meeting of Shareholders at the reception of the Company's Headquarters.
Registration of shareholders will begin at 9.00 a.m. on 8 April 2004 in front of the conference hall.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Draft resolutions_EGMs
Released	15:35 18 Mar 2004
Number	6971W

Current report no 15/2004 dated 18st March 2004

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the draft resolutions to be passed at the Extraordinary General Meeting of Shareholders on 8th April 2004:

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

Acting under Article 409, § 1 sentence 1 of the Commercial Companies Code and with respect to § 5 of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects .... to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

The resolution was passed in a secret voting.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the Agenda of the Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders hereby approves the following agenda:

1. Opening;
2. Election of the Chairman of the meeting;

3. Affirmation of the legality of the meeting;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Resolution concerning approval for disposal (sale or lease) of self-operating parts of the Company;
7. Resolution concerning changes to the Rules for the use of the Privatisation Fund of PKN ORLEN
8. Resolution in respect of changes to the Company's Articles of Association;
9. Resolution in respect of changes in the Supervisory Board of PKN ORLEN;
10. Closure of the Meeting.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding election of the Vote Counting Commission

Acting under § 8 of the Constitution of the Extraordinary General Meeting of Shareholders of PKN ORLEN SA, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby appoints the following members of the Vote Counting Commission:

- ....
- ....
- ....

The resolution was passed in a secret voting.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 2 in Torun.

§ 2

The sale can be executed through a tender at a price not lower than 50 per cent of the market value set in a valuation made by a property / real estate expert.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed after prior settlement of price and procedures by the Management Board.

§ 4

The Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. decides to change § 1 of the resolution no 29 of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 regarding sale and lease of the Company's self-operating entities incorporating Nafta Polska's corrections and to delete point 28 "Oil Products Storage Facility No 2 in Torun".

§ 5

The resolution takes an immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 10 in Rybnik;
2. Oil Products Storage Facility No 13 in Rzepin;
3. Oil Products Storage Facility No 5 in Zary.

§ 2

The sale can be executed through a tender at a price not lower than 50 per cent of the market value set in a valuation made by a property / real estate expert.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. decides to change § 1 of the resolution no 29 of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 regarding sale and lease of the Company's self-operating entities

incorporating Nafta Polska's corrections as follows:

- it decides to delete point 24 as below:

"Oil Products Storage Facility No 10 in Rybnik"

- it decides to delete point 25 as below:

"Oil Products Storage Facility No 13 in Rzepin"

- it decides to delete point 31 as below:

"Oil Products Storage Facility No 5 in Zary"

§ 5

The resolution takes an immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 7 in Krasnik.

§ 2

Oil Products Storage Facility No 7 in Krasnik will be sold to "DIS-EXPO" Sp. z o.o. based in Wyszmontow for the total net price of PLN 40,000.00.

§ 3

In case the sale to "DIS-EXPO" sp. z o.o. based in Wyszmontow does not come into effect, the sale can be executed through prior settlement of price and procedures by the Management Board.

§ 4

The Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. decides to change § 1 of the resolution no 29 of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 regarding sale and lease of the Company's self-operating entities incorporating Nafta Polska's corrections and to delete point 12 "Oil Products Storage Facility No 7 in Krasnik".

§ 5

The resolution takes an immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 7 in Lubaczow;
2. Oil Products Storage Facility No 11 in Starogard Gdanski;

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The resolution takes an immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale or lease of the property comprising of the Wydzial Olejowy (Luboil Division)

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the property as Wydzial Olejowy (Luboil Division), being a self-operating part of the Company.

§ 2

1. The sale of self-operating part of the Company shall be executed at a price which is not lower than the net book value of fixed assets of Wydzial Olejowy (Luboil Division).
2. The lease of the property shall be executed based on a rental equal to 102 per cent of monthly depreciation in case of property currently undergoing depreciation and 10 per cent of monthly depreciation for already depreciated property calculated from the initial value

additionally charged with the property tax, a charge for the perpetual usufruct, and cost of utilities. The payment term of a lease rental equates to 30 days.

3. The conditions of sale or lease of property of Wydzial Olejowy (Luboil Division) will be presented to ORLEN Oil Sp. z o.o. based in Krakow, 19 Armii Krajowej street.

§ 3

The resolution takes an immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the property comprising part of self-operating properties of the Company - Oil Products Storage Facility No 73 in Szamotuly.

§ 2

Oil Products Storage Facility No 73 in Szamotuly will be sold to Przedsiebiorstwo Handlowo – Uslugowe "OKTANEX" Kabacinski sp. j. (previously PHU "OKTANEX" s.c.) in Szamotuly for a total net price of PLN 510,000.00.

§ 3

The resolution takes an immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the sale of the Company's self-operating property

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to undertake procedures aimed at replacing the Company's self-operating properties, ie. PKN ORLEN's perpetual usufruct of the

following plots:

- plot no 265, with an the area of 5,688 m2, located in Krosno, 14 Bieszczadzka street, with the petrol station no 1275, registered in the land and mortgage book under KW no 21608 and run by District Court in Krosno
- plot no 139/4 with an area of 8,263 m2, located in Tuchow, 41 Tarnowska street, with the petrol station no 726, registered in the land and mortgage book under KW no 36799 and run by the District Court in Tarnow
- plot no 2308/1 with an area of 8,343 m2, located in Zabno (administrative district Tarnow), with the petrol station no 1320, registered in the land and mortgage book under KW no 52265 and run by District Court in Dabrowa Tarnowska
- plot no 1193 with an area of 1,300 m2, located in Ropczyce, 73 Mickiewicza street, with the petrol station no 821, registered in the land and mortgage book under KW no 6175 and run by District Court in Ropczyce
- plot no 45/1 with an area of 1,146 m2, located in Tarnow, Lwowska street, with the petrol station no 496, registered in the land and mortgage book under KW no 9701 and run by District Court in Tarnow

with the perpetual usufruct of the following plots:

- no 2168/3 with an area of 1,840 m2, registered in the land and mortgage book under KW no 109888 and run by District Court in Rzeszow
- no 2169/3 with an area of 2,211 m2, registered in the land and mortgage book under KW no 112571 and run by District Court in Rzeszow,

both located in Rzeszow, Przemyslowa street, which are in the possession of „BDG" Sp. z o.o. based in Tarnow, 105 Krakowska street, 33-100 Tarnow.

§ 2

The procedure as described in § 1 is of one to one parity and equals PLN 0.00.

§ 3

The resolution takes an immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding changes to the Rules Governing the Use of the PKN ORLEN Privatisation Fund

§ 1

Under § 7, item 7, point 3 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to change the Rules Governing the Use of the PKN ORLEN Privatisation Fund. The Rules Governing the Use of the PKN ORLEN Privatisation Fund is attached to this resolution.

§ 2

The resolution takes an immediate effect.

The amendment to the resolution no ...... of the Extraordinary General Meeting of

Shareholders dated 8 April 2004.

Rules Governing the Use of the PKN ORLEN Privatisation Fund

agreed on by and between ...., on ....

The Management Board of PKN ORLEN represented by:

- Zbigniew Wrobel – President of the Management Board of PKN ORLEN,
- .... – Vice-President of the Management Board of PKN ORLEN,

and trade union organisations active at PKN ORLEN, represented by:

- Ryszard Karaszewski - MKZ NSZZ Solidarnosc of PKN ORLEN,
- Franciszek Pisarski – Miedzyzakladowy Branzowy Zwiazek Zawodowy of the ORLEN Capital Group,
- Jan Chudzik – KM NSZZ Solidarnosc 80,
- Miroslaw Mular – Zwi¹zek Zawodowy Kadry Kierowniczej of PKN ORLEN,
- Walenty Cywinski – MOZ NSZZ Solidarnosc of PKN ORLEN and the ORLEN Group,
- Zdzislaw Kedzierski – Sekcja Krajowa Zwiazkow Zawodowych Pracownikow PKN ORLEN, FZZPCh, Sz i C.

These Rules define the purposes of and govern the use of the amounts gathered in the Privatisation Fund, hereinafter referred to as the "Fund", created by virtue of the following resolutions:

- Resolution No. 178/93 of the Employee Council of April 14th 1993;
- Resolution of the General Shareholders Meeting of Petrochemia Plock SA, Notary Deed No. 10761/93, of October 29th 1993;
- Resolution of the General Shareholders Meeting of Petrochemia Plock SA, Notary Deed No. 7178/95, of May 24th 1995.

The amounts gathered in the Fund total PLN **53,476,400** *(fifty-three million four hundred seventy-six thousand and four hundred zloty)*.

A. The Fund shall be used for the following purposes:

1. Granting loans to finance cash contributions made in exchange for shares acquired in companies established as part of the restructuring of PKN ORLEN and its legal predecessors;
2. Granting loans to finance acquisition of shares in companies established as part of the restructuring of PKN ORLEN and its legal predecessors.
3. Granting loans to support the development of the Technology Park to companies established as part of the restructuring of PKN ROLEN and its legal predecessors, and to companies established by employees or former employees of PKN ORLEN as part of the Technology Park in Plock.

B. Loans from the Fund may be advanced to:

I. Employees and members of Management Boards who acquire shares in companies – to finance cash contributions to the companies established as part of the restructuring of PKN ORLEN, and purchase of shares in these companies from PKN ORLEN;

II. The companies referred to in Section A.3 participating in the development of the Technology Park which will take over/employ the personnel transferred from PKN ORLEN.

-

C. General terms and conditions governing the granting of loans to finance cash contributions for the acquired shares in companies established as part of the restructuring of PKN ORLEN and to acquire shares in such companies

1. Loans from the Fund may be granted to employees being transferred from PKN ORLEN to a company pursuant to the provisions of Art. 23^1 of the Polish Labour Code, and to members of the Management Board of such a company, to finance cash contributions for shares acquired in a company established as part of the restructuring of PKN ORLEN.
2. Loans from the Fund may be granted to company's employees transferred from PKN ORLEN pursuant to the provisions of Art. 23^1 of the Polish Labour Code and members of the Management Board of such a company to finance acquisition of shares in a company within nine months from the beginning of its operations (at par value) or later – at market value, if the Management Board of PKN ORLEN resolves to sell a part of the shares held by PKN ORLEN while retaining a majority interest.
3. With regard to the persons referred to in Section C.1, a loan shall be advanced at the date of signing the articles of association of a joint-stock or limited-liability company.
4. Loans may be granted to persons employed under employment contracts for unspecified time, during the period of accepting share acquisition declarations.
5. A maximum loan shall not exceed PLN 25,000.
6. Loans shall bear interest at 1 (one)% *per annum*, and the repayment term shall not exceed 5 (five) years.
7. A loan shall be granted subject to the borrower's consent to deduct loan instalments and any interest accrued thereon from the borrower's monthly salary.
8. Shares whose acquisition is financed with a loan granted under Section C.1 shall be encumbered with a pledge until full repayment of the loan with any interest accrued thereon.
9. The loans referred to in Section C.1 shall be transferred to the company's relevant bank account.
10. Detailed rules for granting loans and the relevant terms and conditions shall be specified in agreements with borrowers.

D. General terms and conditions for the granting loans for management buy-outs (eligible employees and members of management boards of such companies, who have been employed by PKN ORLEN as of April 14th 1993, i.e. the date of establishing the Fund).

1. A loan may cover up to 80% of the capital invested in the shares of a company; an employee is required to finance at least 20% of the value of the shares with his own resources. A maximum loan shall not exceed PLN 40,000.
2. A loan may be granted for up to five years.
3. The interest rate on a loan may not be lower than the WIBOR rate plus 1%.
4. Loan amounts and repayment periods shall be provided for in relevant agreements with the borrowers on a case-by-case basis.
5. Loans shall be advanced in a non-cash form, directly to PKN ORLEN's relevant bank account.
6. Shares whose acquisition is financed with a loan granted under Section D.1 shall be encumbered with a pledge until full repayment of the loan with any interest accrued thereon.

E. General terms and conditions for the granting of loans to companies operating as part of the Technology Park project

1. Loans from the Fund may be granted to companies participating in establishing the

Technology Park, which have been established as part of the restructuring of PKN ORLEN and will take over/employ the personnel (including former employees) of PKN ORLEN, or to any other companies established by employees or former employees of PKN ORLEN as part of the Technology Park project in Plock. The status of a "former employee" shall be conferred upon persons laid off from PKN ORLEN, outside the operation of the provisions of Art. 52 and Art. 53 of the Polish Labour Code, who were PKN ORLEN employees as at the date of signing these Rules.

2. Loans shall be granted subject to the PKN ORLEN Management Board's approval upon the request of the Interdisciplinary Team composed of the representatives designated by the Members of the Management Board of PKN ORLEN, hereinafter referred to as the "Team", based on relevant opinions of the trade union organisations (in accordance with the procedure provided for in the Agreement of December 23rd 2002).
3. The Team shall evaluate the project, the company's ability to make timely repayments of the loan and any interest accrued thereon, and the proposed security for the loan.
4. A loan from the Fund may be granted for up to five years.
5. The interest rate on a loan shall not be lower than the WIBOR rate plus 1%.
6. The loan amount and the terms and conditions governing the loan repayment shall be specified in a relevant loan agreement.
7. Any costs related to the conclusion of the loan agreement and establishing and realisation of security (including stamp duties, costs of court proceedings and notary fees) shall be borne by the borrower.
8. A loan shall be granted subject to the borrower's commitment to finance from its own resources at least 20% of the cost of the undertaking which is to be financed with the loan and which is related to the implementation of the Technology Park project.
9. A loan may not exceed PLN 1,500,000.

G. The maximum commitment of the resources for the purposes set forth in Section **E** may not exceed PLN 20,000,000. The loan shall be disbursed in tranches.

H. Detailed procedures governing the management of the Fund and the rules for the granting of loans shall be regulated by way of a relevant order prepared in consultation with the trade union organisations active at PKN ORLEN.

I. Upon obtaining all legal and formal approvals from the Company's relevant bodies, the Regulations Governing the Use of the Privatisation Fund of November 25th 1998, together with the Detailed Rules for Granting Loans from the Privatisation Fund, shall become null and void.

For the Management Board of PKN ORLEN:	**For trade union organisations:**
Zbigniew Wrobel President of the Management Board of PKN ORLEN	Ryszard Karaszewski MKZ NSZZ Solidarnosc PKN ORLEN S.A.
....	....
.... Vice-President of the Management Board of PKN ORLEN	Franciszek Pisarski Miedzyzak³adowy Branzowy Zwiazek Zawodowy w Grupie Kapitalowej PKN ORLEN S.A.
....	.... Jan Chudzik

KM NSZZ Solidarnosc 80

....
Miroslaw Mular
Zwiazek Zawodowy Kadry Kierowniczej
PKN ORLEN S.A.

....
Walenty Cywinski
MOZ NSZZ Solidarnosc PKN ORLEN
S.A. & the ORLEN Capital Group

....
Zdzislaw Kedzierski
Sekcja Krajowa Zwiazkow Zawodowych
Pracownikow PKN ORLEN S.A. FZZPCh,
Sz i C.

....

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

I. § 2 item 2 as below:

"The Company's scope of business is:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;
3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;
4. conducting transportation activity with road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;
6. providing services connected with the Company's business activities, in particular:
   a) sea and land reloading;
   b) fuel and gas purification, including leading, dyeing, adding of components;
7. buy-out, turnover and processing of used oil and other chemical waste;
8. generation, transmission and turnover of electric and heating power;
9. overhaul of machinery within the scope of its business , in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
10. metal production and plastic processing;
11. running of fuel stations, coffee-shops, restaurants and hotels;
12. conducting capital investment activity, in particular buying and trading of shares and stakes both on domestic and foreign markets;
13. running educational activity, conducting vocational schools as well as social activities;
14. conducting book-keeping and accounting activities as well as activities connected with data building and data processing."

to be extended with the points as follows:

15. financial agency services including receipt of money orders and transference of liabilities to cheque drawers;
16. providing services in respect of the clearance of electronic fuel cards
17. conducting geodesy and cartography activities
18. production and exploration of crude oil
19. production and exploration of natural gas
20. production of metal prefabricated buildings excluding service activities
21. production of metal construction excluding service activities
22. services in respect of maintaining metal constructions
23. performance of general civil work (building construction)
24. performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines
25. performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines
26. performance of general civil work in the area of mining and production"

II. § 3 item 1 as below:

"The Company's initial capital accounts for PLN 525,221,421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420,177,137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a) 336,000,000 (three hundred and thirty six million) bearer series A shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;

c) 77, 205,641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641."

To be replaced with the following:

„The Company's initial capital accounts for PLN 534,636,326.25 (five hundred and thirty four million six hundred and thirty six thousand three hundred and twenty six point two five PLN) and is divided into 427,709,061 (four hundred and twenty seven million seven hundred and nine thousand sixty one) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a) 336,000,000 (three hundred and thirty six million) series A bearer shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) series B bearer shares, numbered from B 0000001 to B-6971496;

c) 77,205,641 (seventy seven million two hundred and five thousand six hundred and forty one) series C bearer shares, numbered from C-00000001 to C-77205641.

d) 7.531.924 (seven million five hundred and thirty one thousand nine hundred twenty four) series D bearer shares, numbered from D-0000001 to D-7531924."

III. § 7 item 7 point 8 as below:

"Granting consent for the sale of property / real estate, whose net book value exceeds one twentieth of the initial capital."

To be replaced with the following:

"Granting consent for the sale of property / real estate, perpetual usufruct or share of such property / real estate, whose net book value exceeds one twentieth of the Company's initial capital."

IV. In §7 item 7a to be added as below:

"Purchase of property, perpetual usufruct or a share in a property, regardless of its value, or disposal of property, perpetual usufruct or a share in a property, whose net book value does not exceed one twentieth of the Company's initial capital, does not require a resolution of the General Meeting of Shareholders."

V. § 7 item 11 as below:

"The voting rights of the Company's shareholders is restricted in the way that at the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting rights by the dominant entity as stated in Law on Public Trading of Securities and for the counting of

votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

To be replaced with the following:

"The voting rights of the Company's shareholders are restricted in that at the General Meeting of Shareholders no one can exercise more than 20% of the total votes in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting rights restriction does not concern Nafta Polska S.A., the State Treasury and depositary bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares)."

VI. § 8 item 3 as below:

"Members of the Supervisory Board are appointed for three years. Individual members of the Supervisory Board as well as the whole Supervisory Board can be recalled on any day before the expiry of their term of office."

To be replaced with the following:

1. *"Members of the Supervisory Board are appointed for a common three-year term of office"*
2. *Individual members of the Supervisory Board, and the whole Supervisory Board, can be removed at any time prior to the end of term of office.*

VII. § 8 item 7 as below:

Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 item 6 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session.

To be replaced with the following:

"1. Sessions of the Supervisory Board are convened by the Chairman. In case of his absence, or his inability to chair the Supervisory Board session, responsibility will then be assumed by the Vice Chairman. Thereafter, the Secretary will assume responsibility on his own initiative or by following an authorized motion by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session.

2. In lieu of the Sessions of the Supervisory Board not being convened by the Chairman, or under circumstances described in item 1. The Vice Chairman or the Secretary respectively shall within two weeks from the day of receipt of the motion as in § 8 item 6 of these Articles of Association, call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with

information about the time, venue and proposed agenda of the session."

VIII. § 8 item 11 point 13 as below:

Giving assent, following the Management Board's motions, to sell property or a share of a property, whose net book value does not exceed one twentieth of the initial capital"

To be replaced with the following:

"Granting consent, following the Management Board's motions, to sell property, perpetual usufruct or a share of a property, whose net book value exceeds one hundredth of the Company's initial capital but does not exceed one twentieth of the Company's initial capital."

IX. § 8 item 11 point 14 as below:

Giving assent, following the Management Board's motions, to purchase property or a share of a property, on condition that, if the value according to the net purchase price of such property or share of a property exceed one fortieth of the initial capital"

To be replaced with the following:

"Granting consent, following the Management Board's motions, to purchase property, perpetual usufruct or a share of a property, on condition that, if the value according to the net purchase price of such property, perpetual usufruct or share of a property exceeds one fortieth of the initial capital."

X. § 9 item 7 point 2 as below:

"The sale of property / real estate or share in a property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale can be executed subject to approval of the Supervisory Board."

To be replaced with the following:

"The sale of property / real estate, perpetual usufruct or share in a property / real estate, whose net book value does not exceed one twentieth of the Company's initial capital on condition that if the net book value of such property / real estate perpetual usufruct or share in a property / real estate does not exceed one twentieth of the initial capital, but exceeds one hundredth of the initial capital of PKN ORLEN, the sale requires approval of the Supervisory Board."

XI. § 9 item 7 point 3 as below:

"The purchase of property / real estate or share of a property / real estate, whose value according to the net purchase price does not exceed one fortieth of the initial capital."

To be replaced with the following:

The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's

initial capital, the purchase requires approval of the Supervisory Board."

XII. § 9 item 7 point 4 as below to be deleted:

"The purchase of property / real estate or share in a property / real estate, whose net book value according to the net purchase price exceeds one fortieth of the initial capital. The purchase can be executed subject to approval of the Supervisory Board."

XIII. § 9 item 5 as below:

"The Management Board passes organisational by-laws of the Company's undertaking."

to be replaced with the following:

"1. The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.
2. Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive.
3. The Management Board passes organisational by-laws of the Company's undertaking."

According to the points VIII, IX, X, XI, XII accepted by the Extraordinary General Meeting of Shareholders the resolution takes an effect under the condition that the Company will prepare internal procedures in respect of the sale, purchase and perpetual usufruct of self-operating parts of the Company and the procedures will be approved by the Supervisory Board of PKN ORLEN.

§ 2

Under art. 430 § 5 of the Code of Commercial Companies the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. herby gives the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association incorporating changes to the Articles of Association approved by the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A.

RESOLUTION No
of
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
of
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove .... from the Supervisory Board of PKN ORLEN.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

RESOLUTION No
of
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
of
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes...-member composition of the Supervisory Board of PKN ORLEN, including 2 members fulfilling requirements settled in § 8, item 5 of the Company's Articles of Association.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 8 April 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes an immediate effect.

The resolution was passed in a secret voting.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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